Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

Xos, Inc. Unveils Xos Hub™, a Mobile Charging Station for Commercial Fleets

Mobile charging station part of larger energy solutions offering of charging infrastructure and services to help fleets more easily electrify

LOS ANGELES—August 12, 2021—Xos, Inc., a leading manufacturer of fully electric Class 5 to Class 8 commercial vehicles that has announced a planned business combination with NextGen Acquisition Corporation (NASDAQ: NGAC, “NextGen”), today unveiled Xos Hub™ (“Xos Hub”), a mobile charging station to help its fleet customers access charging infrastructure at their fleet yard without having to wait for traditional infrastructure installation. Xos Hub is part of the larger service offering of Xos Energy Solutions, a new business unit within Xos. Xos Energy Solutions provides comprehensive infrastructure services to small and large fleets to accelerate large-scale deployments of commercial electric vehicles. The services include Xos Hub, the mobile charging station, and Xos Serve, an on-demand infrastructure-as-a-service platform that includes site evaluations, energy storage development and installation and energy management services.

Xos Hub operates as a mobile, rapidly deployable energy storage and charging system, providing fleets with flexible charging options with no fixed infrastructure improvements required. Xos Hub is able to charge up to five vehicles at a time and fit in the space of about two parking spots. A solar array on the roof of Xos Hub powers the cloud-enabled control and safety systems. Xos Serve enables fleets to deploy sizable electric vehicle fleets without the need to manage the complexity involved with such large-scale infrastructure deployments. The Xos Hub is currently available for lease as a standalone offering or within Xos’ Fleet-as-a-Service offering.

“We are excited to roll out our charging infrastructure and products in order to continue fulfilling the needs of our fleet customers,” said Xos, Inc. CEO and Co-Founder Dakota Semler. “Everything from individual state regulations, to commitments by large fleet operators to convert to zero-emission electric vehicles, to President Biden’s infrastructure plan, is pointing to electric vehicles as our future, and it’s vital that we help our fleet customers move in that direction with sustainable, efficient charging infrastructure, and give our partners the ability to electrify their fleets now without having to wait for traditional fixed charging infrastructure.”

NextGen will hold its extraordinary general meeting of shareholders to approve, among other things, the proposed business combination with Xos on August 18, 2021. To learn more, visit www.xostrucks.com/energy.

About Xos, Inc.

Xos, Inc. is an electric mobility company dedicated to decarbonizing commercial trucking fleets. Xos designs and manufactures cost-competitive, fully electric commercial vehicles. The company’s primary focus is on medium- and heavy-duty commercial vehicles that travel on last mile, back-to-base routes of less than 200 miles per day. The company leverages its proprietary technologies to provide commercial fleets with zero-emission vehicles that are easier to maintain and more cost-efficient on a total cost of ownership (TCO) basis than their internal combustion engine and commercial EV counterparts. For more information, please visit www.xostrucks.com.

About NextGen

NextGen Acquisition Corporation is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol "NGAC." For more information, please visit www.nextgenacq.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended on June 25, 2021, July 22, 2021, July 28, 2021 and July 29, 2021, which was declared effective by the SEC on July 30, 2021 and includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus has been mailed to all of NextGen’s shareholders of record as of July 2, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction. NextGen also files other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen, including statements regarding the anticipated timing of the transaction and the products, customers and markets of Xos. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen's initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the 7 competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’s business, Xos’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.

Contacts

Xos Investor Relations

investors@xostrucks.com

Xos Media Relations

press@xostrucks.com

NextGen

info@nextgenacq.com

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